

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

James Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790

>   **Re: Applied DNA Sciences, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 19, 2022**
>   **File No. 333-266223**

Dear Dr. Hayward:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Alyssa Wall at 202-551-8106 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services

cc: Merrill Kraines